UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayer’s ID No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (“Bradesco” or  “Company”), in response to Official Letter 248/2016-CVM/SEP/GEA-1 of June 7, 2016, concerning the news item published on the same date in in the newspaper O Estado de São Paulo, entitled: Empresas brasileiras entram no radar da Justiça americana (Brazilian companies under the eye of the U.S. Justice system), hereby informs its shareholders and the market in general that it has not received any summons regarding any suit filed with the U.S. courts until now.

Bradesco would like to make it clear that, under the American legal system, law firms can publish announcements indicating the investigation of possible non-compliance by securities’ issuers with the obligations contained in the 1934 Securities Exchange Act. In this way, the Company became aware that certain firms had announced the beginning of investigations and that one of them had filed a class action suit. Bradesco further affirms that, even if any eventual suits proceed, it will only be possible to evaluate their importance when the actual claims are made public.

Finally, we would like to take this opportunity to reiterate the clarifications provided in the Notice to the Market of May 31, 2016.

Cidade de Deus, Osasco, SP, June 8, 2016

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should  you  have  any  questions  or  require  further  information,  please  contact  Mr. Carlos  Wagner  Firetti,  phone  55 11 2194-0921, e-mail: 4823.firetti@bradesco.com.br; Mrs.  Ivani  Benazzi  de  Andrade,  phone  55 11 2194-0924, e-mail: 4823.ivani@bradesco.com.br;   or   Mr.   Carlos   Tsuyoshi   Yamashita,   phone   55 11 2194-0920, e-mail: 4823.carlos@bradesco.com.br.

Official Letter 248/2016-CVM/SEP/GEA-1

Rio de Janeiro, June 7, 2016.

To Mr.

LUIZ CARLOS ANGELOTTI

Investor Relations Officer of

BANCO BRADESCO S.A.

Núcleo Cidade de Deus, Prédio Vermelho, 4o Andar - Vila Yara

Osasco - SP

CEP: 06029-900

Phone: (11) 3681-4011/ Fax: (11) 3684-4630

E-mail: 4000.diretoria@bradesco.com.br

copies to: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: Request for clarification of news item

Dear Officer,

1.    We refer to the news item published today in the newspaper O Estado de São Paulo, entitled: Empresas brasileiras entram no radar da Justiça americana (Brazilian companies under the eye of the U.S. Justice system), which contains the following affirmations:

The outcomes of the ongoing Car Wash and Zealots operations in Brazil have moved beyond the country’s borders, doubling the pressure on the national companies involved, who are now being targeted by regulatory authorities in other countries. Foreign investors are forming groups and filing class action suits in the U.S. courts. The most recent examples are Eletrobrás and Banco Bradesco, but other firms have suffered a similar process, including Petrobrás, Gerdau and OAS.

2.    Given the above, we would like you to confirm if you are aware of the class action suits filed against the Company in the U.S. courts and, if so, why such information was not deemed to constitute a material fact. We also request that you comment on the measures being taken.

3.    Said information should be conveyed via the Empresa.NET system, category: Notice to the Market; type: Clarification of CVM/BOVESPA Requests, subject: News Item, together with a transcription of this Official Letter.

4.    We caution that, as determined by the Corporate Relations Department, in compliance with its legal duties and based on item II of Article 9 of Law 6,385/76 and CVM Instruction 452/07, a punitive fine in the amount of R$1,000.00 (one thousand reais) will be applied, without prejudice to other administrative sanctions, for non-compliance with the requirements in this letter within one (1) business day.

Sincerely,

Document electronically signed by Nilza Maria Silva de Oliveira, Manager, on June 7, 2016, at 4:25 p.m., pursuant to art. 1, III, "b", of Act 11,419/2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 8, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.